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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng

Claire Erlanger

Erin Donahue

Geoffrey Kruczek

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Terra Innovatum Global S.R.L.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 26, 2025

File No. 333-287271

To the addressees set forth above:

On behalf of our clients, Terra Innovatum Global S.R.L., Terra Innovatum s.r.l. and GSR III Acquisition Corp. (collectively, the “Registrants”), we submit this letter setting forth the responses of the Registrants to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 24, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-4/A filed with the Commission by the Registrants on July 15, 2025. Concurrently with the filing of this letter, the Registrants have filed a Registration Statement on Form S-4/A (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Registrants’ response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 filed July 15, 2025

Certain Unaudited Terra Innovatum Prospective Financial Information, page 82

1.	We note your response to prior comment 3. Please revise to clarify how the information you added in response to that comment resulted in the number of reactors to be deployed in each year. It is unclear from your disclosure how the qualitative factors you discuss, like "customer interviews and secondary research," resulted in the specific quantitative conclusions regarding the number of reactors deployed in each year.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on page 80 of the Registration Statement.

General

2.	We note your response to prior comment 10. Please advise us what exemption from registration you are relying on to issue the 8,000 preferred shares and the facts on which you rely to claim that exemption, including to whom those shares will be issued. In this regard, we note the disclosure that the preferred shares will be issued to "legacy Terra Innovatum Quotaholders." However, we also note from your disclosure that "legacy Terra Innovatum Quotaholders" will also receive PubCo ordinary shares in the transaction you are registering here.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that in connection with PubCo’s conversion from Italy to the Netherlands, the quotas, which is the Italian term for the capital of the capital, will be converted into ordinary shares and preferred shares. The Registrants have added the 8,040 preferred shares to the Exhibit 107 fee table.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR III Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR III Acquisition Corp
Alessandro Petruzzi, Chief Executive Officer, Terra Innovatum Global S.R.L.
Mitchell Nussbaum, Loeb & Loeb LLP
Tahra Wright, Loeb & Loeb LLP

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